Exhibit A

Ceragon Reports 2025 Third Quarter Financial Results

Company delivers solid revenue, margin, and cash flow in third quarter, with improved visibility

Rosh Ha'ain, Israel, November 11, 2025 -- Ceragon (NASDAQ: CRNT), a leading solutions provider of end-to-end wireless connectivity, today reported its financial results for the third quarter period ended September 30, 2025.

Q3 2025 Financial Highlights:

•	Revenues of $85.5 million

•	Operating income of $3.8 million on a GAAP basis, or $5.3 million on a non-GAAP basis

•	Net income of $0.0 million on a GAAP basis, and $1.7 million on a non-GAAP basis

•	EPS of $0.00 per diluted share on a GAAP basis, or $0.02 per diluted share on a non-GAAP basis

Q3 2025 Business Highlights:

•	North America momentum: Achieved record quarterly revenue, including E2E’s contribution and improved visibility into Q4.

•	India progress: Renewed purchasing activity from a major carrier improved visibility

•
Private network expansion: Began initial stage of a large Latin American smart city project expected to generate multi-year recurring revenue. Also received an initial order from a leading global e-commerce company to modernize its video surveillance connectivity at several dozen North American facilities

•	E-band validation: Completed multiple proof-of-concept E-band deployments with Tier-1 operators and a leading ISP, demonstrating extended reach, faster deployment, and lower total cost of ownership

Ceragon’s CEO, Doron Arazi, commented: “Ceragon delivered solid financial results with positive free cash flow, while seeing improved visibility in our key markets. Business activity in North America has accelerated, and India showed signs of improvement, giving us more confidence as we move through the fourth quarter. While earnings were impacted by foreign exchange fluctuations related to a project in India, non-GAAP profitability and cash flow performance remained solid.

“Ceragon has the potential to benefit from recent trends in network utilization, including AI evolution,” continued Mr. Arazi. “Service providers and enterprises are increasingly prioritizing network capacity and resilience to handle the increased traffic. Wireless transport is increasingly being considered alongside fiber to deliver redundancy, flexibility, and faster time to market. We believe these dynamics are creating new opportunities for Ceragon. Our E-band and point-to-multipoint technologies directly address these needs, helping carriers and private networks build the next generation of high-capacity, resilient connectivity.

“Combined with improved visibility, these trends increase our confidence in our 2025 outlook. We also expect these trends to enable growth in 2026,” concluded Mr. Arazi

Primary Third Quarter 2025 Financial Results:

Revenues were $85.5 million, down 16.7% from $102.7 million in Q3 2024.

Gross profit was $29.4 million, giving us a gross margin of 34.3%, compared to a gross margin of 34.0% in Q3 2024.

GAAP Operating income was $3.8 million compared with $14.6 million for Q3 2024.

GAAP Net income was $0.0 million, or $0.00 per diluted share, compared with $12.2 million, or $0.14 per diluted share, for Q3 2024.

Non-GAAP results were as follows: Gross margin was 35.0%, operating profit was $5.3 million, and net income of $1.7 million, or $0.02 per diluted share.

For a reconciliation of GAAP to non-GAAP results, see the attached tables.

Balance Sheet

Cash and cash equivalents were $43.0 million on September 30, 2025, compared to $35.3 million on December 31, 2024.

Revenue Breakout by Geography:

Q3 2025
North America	41%
India	29%
EMEA	12%
Latin America	9%
APAC	9%

Outlook

Based on management’s current view, the Company assumes the following:

•	Revenue in full-year 2025 will be approximately $340 million
•	At this revenue level, Ceragon anticipates generating non-GAAP profit and positive cash flow
•	Current momentum in customer activity and recent market trends support Ceragon’s expectation for year-over-year growth in 2026

Conference Call

The Company will host a Zoom web conference today at 8:30 a.m. ET to discuss the financial results, followed by a question-and-answer session for the investment community.

Investors are invited to register by clicking here. All relevant information will be sent upon registration.

For investors unable to join the live call, a replay will be available on the Company’s website at www.ceragon.com within 24 hours after the call.

About Ceragon

Ceragon (NASDAQ: CRNT) is a global innovator and leading solutions provider of end-to-end wireless connectivity, specializing in transport, access, and AI-powered managed & professional services. Through our commitment to excellence, we empower customers to elevate operational efficiency and enrich the quality of experience for their end users.

Our customers include service providers, utilities, public safety organizations, government agencies, energy companies, and more, who rely on our wireless expertise and cutting-edge solutions for 5G & 4G broadband wireless connectivity, mission-critical services, and an array of applications that harness our ultra-high reliability and speed. Ceragon solutions are deployed by more than 600 service providers, as well as more than 1,600 private network owners, in more than 130 countries.

Through our innovative, end-to-end solutions, covering hardware, software, and managed & professional services, we enable our customers to embrace the future of wireless technology with confidence, shaping the next generation of connectivity and service delivery. Ceragon delivers extremely reliable, fast to deploy, high-capacity wireless solutions for a wide range of communication network use cases, optimized to lower TCO through minimal use of spectrum, power, real estate, and labor resources - driving simple, quick, and cost-effective network modernization and positioning Ceragon as a leading solutions provider for the “connectivity everywhere” era.

For more information, please visit: www.ceragon.com

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON® is a trademark of Ceragon, registered in various countries. Other names mentioned are owned by their respective holders.

Safe Harbor

This press release contains statements that constitute “forward-looking statements” within the meaning of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon’s management about Ceragon’s business, financial condition, results of operations, micro and macro market trends and other issues addressed or reflected therein. Examples of forward-looking statements include, but are not limited to, statements regarding: projections of demand, revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, order timing, supply chain and shipping, components availability; growth prospects, product development, financial resources, cost savings and other financial and market matters. You may identify these and other forward-looking statements by the use of words such as “may”, “plans”, “anticipates”, “believes”, “estimates”, “targets”, “expects”, “intends”, “potential” or the negative of such terms, or other comparable terminology, although not all forward-looking statements contain these identifying words.

Although we believe that the projections reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations there from will not be material. Such forward-looking statements involve known and unknown risks and uncertainties that may cause Ceragon’s future results or performance to differ materially from those anticipated, expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: Company’s forward-looking forecasts, with respect to which there is no assurance that such forecasts will materialize; Company’s ability to future plan, business, marketing and product strategies on the forecasted evolution of the market developments, such as market and territory trends, future use cases, business concepts, technologies, future demand, and necessary inventory levels; the effects of global economic trends, including recession, rising inflation, rising interest rates, commodity price increases and fluctuations, commodity shortages and exposure to economic slowdown; The effects of the war situation in Israel and the related evolving regional conflicts; risks associated with delays in the transition to 5G technologies and in the 5G rollout; risks relating to the concentration of our business on a limited number of large mobile operators and the fact that the significant weight of their ordering, compared to the overall ordering by other customers, coupled with inconsistent ordering patterns, could negatively affect us; risks resulting from the volatility in our revenues, margins and working capital needs; disagreements with tax authorities regarding tax positions that we have taken could result in increased tax liabilities; the high volatility in the supply needs of our customers, which from time to time lead to delivery issues and may lead to us being unable to timely fulfil our customer commitments; and such other risks, uncertainties and other factors that could affect our results of operation, as further detailed in Ceragon’s most recent Annual Report on Form 20-F, as published on March 25, 2025, as well as other documents that may be subsequently filed by Ceragon from time to time with the Securities and Exchange Commission.

We caution you not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Ceragon does not assume any obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release unless required by law.

While we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. In addition, any forward-looking statements represent Ceragon’s views only as of the date of this press release and should not be relied upon as representing its views as of any subsequent date. Ceragon does not assume any obligation to update any forward-looking statements unless required by law.

The results reported in this press-release are preliminary and unaudited results, and investors should be aware of possible discrepancies between these results and the audited results to be reported, due to various factors.

Ceragon’s public filings are available on the Securities and Exchange Commission’s website at www.sec.gov and may also be obtained from Ceragon’s website at www.ceragon.com.

Ceragon Investor & Media Contact:

Rob Fink
FNK IR
Tel. 1+646-809-4048
crnt@fnkir.com

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024

Revenues	85,484	102,672	256,398	287,258
Cost of revenues	56,134	67,732	169,509	186,789

Gross profit	29,350	34,940	86,889	100,469

Operating expenses:
Research and development, net	6,955	8,750	22,536	25,982
Sales and Marketing	12,609	10,871	36,628	33,640
General and administrative	6,013	688	18,389	8,846
Restructuring and related charges	-	-	3,732	1,416
Acquisition- and integration-related charges	20	-	724	1,377

Total operating expenses	25,597	20,309	82,009	71,261

Operating income	3,753	14,631	4,880	29,208

Financial and other expenses, net	2,976	1,834	4,882	6,611

Income (loss) before taxes	777	12,797	(2)	22,597

Taxes on income	749	580	2,217	2,144

Net income (loss)	28	12,217	(2,219)	20,453

Basic net income (loss) per share	0.00	0.14	(0.02)	0.24
Diluted net income (loss) per share	0.00	0.14	(0.02)	0.23
Weighted average number of shares used in computing basic net income (loss) per share	90,296,561	86,280,444	89,509,052	85,849,886
Weighted average number of shares used in computing diluted net income (loss) per share	91,744,069	88,333,970	89,509,052	87,948,342

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	September 30,	December 31,
	2025	2024
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	42,987	35,311
Trade receivables, net	111,954	149,619
Inventories	58,420	59,693
Other accounts receivable and prepaid expenses	22,131	16,415

Total current assets	235,492	261,038

NON-CURRENT ASSETS:
Severance pay and pension fund	963	4,915
Property and equipment, net	39,782	36,764
Operating lease right-of-use assets	16,118	16,702
Intangible assets, net	22,659	16,791
Goodwill	11,046	7,749
Other non-current assets	861	1,037

Total non-current assets	91,429	83,958

Total assets	326,921	344,996

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	69,637	91,157
Deferred revenues	1,906	2,573
Short-term loans	31,000	25,200
Operating lease liabilities	3,731	2,971
Other accounts payable and accrued expenses	23,526	29,547

Total current liabilities	129,800	151,448

LONG-TERM LIABILITIES:
Accrued severance pay and pension	3,283	8,359
Operating lease liabilities	12,883	12,936
Other long-term payables	8,841	5,928

Total long-term liabilities	25,007	27,223

SHAREHOLDERS' EQUITY:
Share capital	234	232
Additional paid-in capital	453,576	447,369
Treasury shares at cost	(20,091)	(20,091)
Other comprehensive loss	(8,261)	(10,060)
Accumulated deficit	(253,344)	(251,125)

Total shareholders' equity	172,114	166,325

Total liabilities and shareholders' equity	326,921	344,996

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars, in thousands)

	Three months ended		Nine months ended
	September 30,		September 30,
	2025	2024	2025	2024

Cash flow from operating activities:
Net income (loss)	28	12,217	(2,219)	20,453
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	3,436	2,981	10,400	8,861
Loss from sale of property and equipment, net	15	-	25	169
Stock-based compensation expense	862	907	3,061	3,377
Decrease in accrued severance pay and pensions, net	(723)	(167)	(646)	(731)
Decrease (increase) in trade receivables, net	12,130	(8,540)	40,292	(17,787)
Increase in other assets (including other accounts receivable, prepaid expenses, other non-current assets, and the effect of exchange rate changes on cash and cash equivalents)	(1,904)	(929)	(4,223)	(2,312)
Decrease (increase) in inventory	1,276	(640)	1,403	7,915
Decrease in operating lease right-of-use assets	962	1,067	3,016	3,693
Increase (decrease) in trade payables	(5,233)	7,152	(23,278)	7,741
Increase (decrease) in other accounts payable and accrued expenses (including other long-term payables)	(2,358)	443	(4,889)	349
Decrease in operating lease liability	(810)	(565)	(1,725)	(3,507)
Decrease in deferred revenues	(520)	(206)	(684)	(3,152)
Net cash provided by operating activities	7,161	13,720	20,533	25,069

Cash flow from investing activities:
Purchases of property and equipment, net	(3,150)	(2,899)	(10,576)	(10,854)
Software development costs capitalized	(964)	(249)	(2,675)	(1,238)
Payments made in connection with business acquisitions, net of acquired cash	-	-	(6,570)	-
Net cash used in investing activities	(4,114)	(3,148)	(19,821)	(12,092)

Cash flow from financing activities:
Proceeds from exercise of stock options	4	265	655	807
Proceeds from (repayments of) bank credits and loans, net	10,500	(3,250)	5,800	(7,400)
Net cash provided by (used in) financing activities	10,504	(2,985)	6,455	(6,593)

Effect of exchange rate changes on cash and cash equivalents	220	124	509	(607)

Increase (decrease) in cash and cash equivalents	13,771	7,711	7,676	5,777
Cash and cash equivalents at the beginning of the period	29,216	26,303	35,311	28,237
Cash and cash equivalents at the end of the period	42,987	34,014	42,987	34,014

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024

GAAP cost of revenues	56,134	67,732	169,509	186,789
Stock-based compensation expenses	(134)	(109)	(323)	(374)
Amortization of acquired intangible assets	(422)	(189)	(1,378)	(567)
Excess cost on acquired inventory in business combination (*)	-	-	-	(124)
Non-GAAP cost of revenues	55,578	67,434	167,808	185,724

GAAP gross profit	29,350	34,940	86,889	100,469
Stock-based compensation expenses	134	109	323	374
Amortization of acquired intangible assets	422	189	1,378	567
Excess cost on acquired inventory in business combination (*)	-	-	-	124
Non-GAAP gross profit	29,906	35,238	88,590	101,534

GAAP Research and development expenses	6,955	8,750	22,536	25,982
Stock-based compensation expenses	(190)	(173)	(468)	(509)
Non-GAAP Research and development expenses	6,765	8,577	22,068	25,473

GAAP Sales and marketing expenses	12,609	10,871	36,628	33,640
Stock-based compensation expenses	(304)	(341)	(944)	(1,024)
Amortization of acquired intangible assets	(275)	(117)	(772)	(505)
Non-GAAP Sales and marketing expenses	12,030	10,413	34,912	32,111

GAAP General and administrative expenses	6,013	688	18,389	8,846
Stock-based compensation expenses	(234)	(284)	(1,326)	(1,470)
Non-GAAP General and administrative expenses	5,779	404	17,063	7,376

GAAP Restructuring and related charges	-	-	3,732	1,416
Restructuring and related charges	-	-	(3,732)	(1,416)
Non-GAAP Restructuring and related charges	-	-	-	-

GAAP Acquisition- and integration-related charges	20	-	724	1,377
Acquisition- and integration-related charges	(20)	-	(724)	(1,377)
Non-GAAP Acquisition- and integration-related charges	-	-	-	-

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024

GAAP Operating income	3,753	14,631	4,880	29,208
Stock-based compensation expenses	862	907	3,061	3,377
Amortization of acquired intangible assets	697	306	2,150	1,072
Excess cost on acquired inventory in business combination (*)	-	-	-	124
Restructuring and other charges	-	-	3,732	1,416
Acquisition- and integration-related charges	20	-	724	1,377
Non-GAAP Operating income	5,332	15,844	14,547	36,574

GAAP Financial and other expenses, net	2,976	1,834	4,882	6,611
Leases – financial expenses	(152)	(501)	(1,290)	(182)
Non-cash revaluation associated with a business combination	24	(122)	1,972	(318)
Non-GAAP Financial and other expenses, net	2,848	1,211	5,564	6,111

GAAP Tax expenses	749	580	2,217	2,144
Non-cash tax adjustments	-	-	-	(413)
Non-GAAP Tax expenses	749	580	2,217	1,731

GAAP Net income (loss)	28	12,217	(2,219)	20,453
Stock-based compensation expenses	862	907	3,061	3,377
Amortization of acquired intangible assets	697	306	2,150	1,072
Excess cost on acquired inventory in business combination (*)	-	-	-	124
Restructuring and other charges	-	-	3,732	1,416
Acquisition- and integration-related charges	20	-	724	1,377
Leases – financial expenses	152	501	1,290	182
Non-cash revaluation associated with a business combination	(24)	122	(1,972)	318
Non-cash tax adjustments	-	-	-	413
Non-GAAP Net income	1,735	14,053	6,766	28,732

GAAP basic net income (loss) per share	0.00	0.14	(0.02)	0.24

GAAP diluted net income (loss) per share	0.00	0.14	(0.02)	0.23

Non-GAAP Diluted net income per share	0.02	0.16	0.07	0.33

Weighted average number of shares used in computing GAAP basic net income (loss) per share	90,296,561	86,280,444	89,509,052	85,849,886
Weighted average number of shares used in computing GAAP diluted net income (loss) per share	91,744,069	88,333,970	89,509,052	87,948,342
Weighted average number of shares used in computing non-GAAP diluted net income per share	91,744,069	88,333,970	91,507,031	87,948,342

(*) Consists of charges to cost of revenues for the difference between the fair value of acquired inventory in business combination, which was recorded at fair value, and the actual cost of this inventory, which impacts the Company’s gross profit.